

Mail Stop 3233

June 6, 2017

Via E-Mail
Bruce Sumner
1212 Development Corp.
5348 Vegas Drive
Las Vegas, NV 89108

>   **Re: 1212 Development Corp.**
>   **Offering Statement on Form 1-A**
>   **Filed May 10, 2017**
>   **File No. 024-10699**

Dear Mr. Sumner:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies.

    Your disclosure indicates that you are a development stage real estate company with a focus on high-end hotels. However, your disclosure shows that you had no assets as of December 31, 2016, other than cash of $3,868, no revenues, no operations and no contracts regarding your proposed business. Furthermore, your use of proceeds table does not indicate that you will use proceeds from the offering to acquire real estate, which it appears that you will need to implement your stated business plan, and you have no specific plans to obtain additional financing. Therefore, it is uncertain from your disclosure whether you will be able to implement your business plan based on the amount of your current cash position and your stated use of proceeds. Furthermore, it appears from your disclosure that the company lacks a specific plan of operations for the next 12 months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a development stage company that has no specific business plan or purpose. Please provide your analysis as to why you believe you are not such a company. If you believe that you are not such a company, include appropriate disclosure to demonstrate such status in the offering circular as well as a specific business plan. We offer the following comments to help you revise your disclosure.

Part I

2. Please refer to Item 3. You currently check both boxes; however, we are unable to locate the "bad actor" disclosure in the offering statement. Please refer us to the disclosure responsive to Rule 262(d).

Offering Circular Cover Page

3. Please include the legend required by Rule 254(a) if you intend to make written offers before qualification. Please see Instruction (a)(4) to Part II of Form 1-A. Please also include the legend required by Instruction (a)(5) to Part II of Form 1-A.

2. Risk Factors

Competition

There is no current established trading market for our Common Stock…, page 14

4. We note your disclosure on page 14 that you intend to seek a quotation on a major national exchange or automated quotation system in the future. We also note your disclosure on your cover page which states that you presently do not intend to seek a public listing for your common stock and your disclosure on page 7 that you may seek to obtain such a listing at a later date. Please revise your offering circular so that it consistently reflects your intention with respect to listing your common stock on an exchange or automated quotation system.

5. Use of Proceeds to Issuer, page 20

5. We note your disclosure on page 20 that you will utilize the net proceeds from this offering to acquire, restore, and manage single-family homes, and for general corporate purposes, including financing, operating expenses and your other expenses, and your disclosure on page 26 that you are a technology focused company with a unique patent-protected design for the manufacturing and sale of a high-end premium Android wireless

Smartphone. We also note your disclosure on page 6 and elsewhere that you are a real estate development company with a focus on high-end hotels. Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

6. Please review your use of proceeds table for accuracy and revise as necessary. For instance, we note that if 50% of the offering is sold, you will sell 12,500,000 shares and receive $5,000,000 in gross proceeds. Additionally, we note that the total offering expenditures do not add correctly, and that the net proceeds amount described in the first sentence on page 20 does not match the amount of offering proceeds available for investment assuming 100% of the shares being offered are sold. Finally, we note that there appears to be a footnote to the table defining "Acquisition Expenses" and that there is no line item for Acquisition Expenses in the table.

7. Description of Property

7. Please state if your principal office space is leased or otherwise how it is held. See Item 8 of Form 1-A.

8. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

8. We note your disclosure that you hope to raise the maximum gross offering proceeds of $50 million and intend to commence construction on the Las Vegas hotel in your first year of operation. Please expand your disclosure to discuss the total projected investment in the Las Vegas hotel and the sources of cash available to fund the development of the hotel beyond the maximum amount of this offering.

Plan of Operations, page 27

9. We note that your plan of operation includes a land acquisition with an estimated cost of $4,000,000 and contract architecture, engineering, and other firms with an estimated cost of $5,000,000. We also note your disclosure on page 20, which does not include an expenditure for a land acquisition and that engineering and prototyping expenses are less than $5,000,000. Finally, your disclosure on page 20 also does not include expenditures for construction, which is included in your plan of operation on page 27. Please revise your plan of operation disclosure to describe your plan of operation for the 12 months following the commencement of your proposed offering. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Please also ensure that your plan of operation and your use of proceeds disclosures are consistent. Please see Instruction 4 to Item 6 to Part II of Form 1-A and Item 9(c) to Part II of Form 1-A.

9. Directors, Executive Officers and Significant Employees, page 28

    10. Please state the age of your director and executive officers. For your executive officers, indicate approximately the average number of hours per week or month such person works or is anticipated to work. Please see Item 10(a) of Part II of Form 1-A.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

                                            Sincerely,

                                            /s/ Kim McManus

                                            Kim McManus
                                            Senior Attorney
                                            Office of Real Estate and
                                            Commodities

cc: Adam S. Tracy
        The Tracy Firm, Ltd.